EXHIBIT B


                               Given Imaging Ltd.
                        And Its Consolidated Subsidiaries
                          (A Development Stage Company)

                    Interim Consolidated Financial Statements
                              As of March 31, 2002
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                          (A Development Stage Company)
                   Index to Consolidated Financial Statements

                                                                            Page

Consolidated Balance Sheets                                                   2

Consolidated Statements of Operations                                         4

Consolidated Statements of Changes in Shareholders' Equity                    5

Consolidated Statements of Cash Flows                                         6

Notes to the Consolidated Financial Statements                                8

                                    Given Imaging Ltd. and its Consolidated Subsidiaries
                                                (A Development Stage Company)
                                                 Consolidated Balance Sheets
                                          U.S. $ in thousands except per share data

                                                                                    March 31,                December 31,
                                                                         -----------------------------       -----------
                                                                             2002              2001              2001
                                                                         -----------       -----------       -----------
                                                                          (Unaudited)       (Unaudited)        (Audited)
                                                                         -----------       -----------       -----------
Assets

Current assets
 Cash and cash equivalents                                                  $ 53,698          $ 17,526          $ 61,230
 Accounts receivable:
   Trade                                                                       3,301                 -             2,470
   Other                                                                         900               185               853
 Inventories                                                                   4,629             1,201             3,257
 Prepaid expenses                                                              1,089               205             1,149
 Advances to suppliers                                                             6               252                 -
                                                                            --------          --------          --------
Total current assets                                                          63,623            19,369            68,959
                                                                            --------          --------          --------
Deposits                                                                         104               102               104

Assets held for severance benefits                                               403               165               353

Fixed assets, less accumulated depreciation                                    6,221             2,818             5,104

Other assets, at cost, less accumulated amortization                           1,503               785             1,403
                                                                            --------          --------          --------

Total Assets                                                                $ 71,854          $ 23,239          $ 75,923
                                                                            ========          ========          ========

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
                                    Given Imaging Ltd. and its Consolidated Subsidiaries
                                                (A Development Stage Company)
                                                 Consolidated Balance Sheets
                                          U.S. $ in thousands except per share data


                                                                                    March 31,                December 31,
                                                                          ----------------------------       -----------
                                                                             2002              2001              2001
                                                                          ----------        ----------       -----------
                                                                          (Unaudited)       (Unaudited)       (Audited)
                                                                          ----------        ----------       -----------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                     $     62           $     63          $     62
Accounts payable and accrued expenses:
  Trade                                                                       3,238              1,472             2,765
  Other                                                                       3,905                830             3,032
Related parties                                                                  37                  1                16
Deferred revenue                                                                332                  -               193
                                                                           ---------         ---------         ---------
Total current liabilities                                                     7,574              2,366             6,068
                                                                           ---------         ---------         ---------
Long-term liabilities
Obligation under capital lease, net                                              95                168               105
Liability for employee severance benefits                                       522                217               417
                                                                           ---------         ---------         ---------
Total long-term liabilities                                                     617                385               522
                                                                           ---------         ---------         ---------
Total liabilities                                                             8,191              2,751             6,590
Shareholders' equity
Share capital:
Series A Preferred Shares NIS 0.01 par value each (27,000,000 shares authorized  and 0, 9,115,925 and 0 shares issued and fully
paid at March 31, 2002, 2001 and December 31, 2001, respectively)                 -                107                 -
Ordinary A shares NIS 0.01 par value each (8,000,000
authorized; 0, 0 and 0 shares issued and fully paid at March 31,
2002, 2001 and December 31, 2001, respectively)                                   -                  -                 -
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares
authorized;25,104,913, 8,804,188 and 25,104,913 shares issued and fully paid at March 31, 2002, 2001 and December 31, 2001,
respectively)                                                                   296                103               296
Additional paid-in capital                                                  100,103             35,430           100,103
Unearned compensation                                                          (270)              (420)             (350)
Deficit accumulated during the development stage                            (36,466)           (14,732)          (30,716)
                                                                           ---------         ---------         ---------
Total shareholders' equity                                                   63,663             20,488            69,333
                                                                           ---------         ---------         ---------
Total liabilities and shareholders' equity                                 $ 71,854           $ 23,239          $ 75,923
                                                                           =========         =========         =========

The accompanying notes are an integral part of these consolidated financial statements.

                                    Given Imaging Ltd. and its Consolidated Subsidiaries
                                                (A Development Stage Company)
                                            Consolidated Statements of Operations
                                          U.S. $ in thousands except per share data

                                                                                                                   Amounts
                                                             Three month period ended                            accumulated
                                                                     March 31,                  Year ended       during the
                                                         -----------------------------         December 31,      development
                                                              2002               2001              2001             stage
                                                         -------------       -----------       ------------      ------------
                                                           (Unaudited)       (Unaudited)        (Audited)        (Unaudited)
                                                         -------------       -----------       ------------      ------------
Revenues                                                   $   5,216        $        -       $     4,733         $  9,949

Cost of goods sold                                            (2,503)                -            (2,476)          (4,979)
                                                         ------------       -----------      ------------        ---------
Gross profit                                                   2,713                 -             2,257            4,970

Operating expenses
 Research and development, gross                              (1,993)           (1,128)           (6,156)         (15,339)
 Royalty bearing participation                                     -                44                44            1,184
                                                         ------------       -----------      ------------        ---------
 Research and development, net                                (1,993)           (1,084)           (6,112)         (14,155)
 Marketing expenses                                           (4,831)           (1,476)          (12,902)         (20,720)
 General and administrative expenses                          (1,084)             (385)           (2,664)          (5,622)
                                                         ------------       -----------      ------------        ---------
Total operating expenses                                      (7,908)           (2,945)          (21,678)         (40,497)


Operating loss                                                (5,195)           (2,945)          (19,421)         (35,527)
Financing income, net                                            281               272               764            1,561
Expenses of withdrawn public offering                           (836)                -                 -             (836)
                                                         ------------       -----------      ------------        ---------
Loss before taxes on income                                   (5,750)           (2,673)          (18,657)         (34,802)
Taxes on income                                                    -                 -                 -                -
                                                         ------------       -----------      ------------        ---------
Net loss                                                 $    (5,750)       $   (2,673)      $   (18,657)        $(34,802)
                                                         ============       ===========      ============        =========
Basic and diluted loss per Ordinary Share                $     (0.23)       $    (0.37)      $     (1.60)
                                                         ============       ===========      ============
Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                               25,104,913         8,804,188        12,879,369
                                                         ============       ===========      ============

The accompanying notes are an integral part of these consolidated financial statements.


                                     Given Imaging Ltd. and its Consolidated Subsidiaries
                                                (A Development Stage Company)
                                  Consolidated Statements of Changes in Shareholders' Equity
                                          U.S. $ in thousands except per share data

                                                                                                         Deficit
                                                                                                       Accumulated
                                                                              Additional               During the
                                         Series A                              Paid-In     Unearned    Development
                                     Preferred Shares     Ordinary Shares      Capital    Compensation    Stage       Total
                                     ----------------     -----------------  -----------  ------------ ------------   -----
                                     Shares    Amount     Shares     Amount
                                     ------    ------     ------     ------

Three month period ended
 March 31, 2002 (Unaudited)
Balance as of December 31, 2001           -     $  -    25,104,913    $296    $100,103        $ (350)   $(30,716)   $69,333
                                                                               100,103
Changes during the period:
Amortization of unearned
 compensation                             -        -           -         -           -            80           -         80
Net loss                                  -        -           -         -           -             -      (5,750)    (5,750)
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Balance as of March 31, 2002
 (Unaudited)                              -     $  -    25,104,913    $296    $100,103        $ (270)   $(36,466)   $63,663
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Three months ended
 March 31, 2001 (Unaudited)
Balance as of December 31, 2000    9,115,925     107     8,804,188     103      35,384          (460)    (12,059)    23,075
Changes during the period:
Employees' stock options                  -        -           -         -          46           (46)          -          -
Amortization of unearned
 compensation                             -        -           -         -           -            86           -         86
Net loss                                  -        -           -         -           -             -      (2,673)    (2,673)
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Balance as of March 31, 2001
 (Unaudited)                       9,115,925    $107     8,804,188    $103    $ 35,430        $ (420)   $(14,732)   $20,488
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Year ended December 31, 2001
 (Audited)
Balance as of December 31, 2000    9,115,925     107     8,804,188     103      35,384          (460)    (12,059)    23,075
Changes during the year:
Conversion of preferred shares
into
 Ordinary Shares                  (9,115,925)   (107)    9,115,925     107           -             -           -          -
Ordinary shares ($1.6) issued in
 August                                   -        -        19,800       -          33             -           -         33
Ordinary shares ($3) issued to
 investors in October                     -        -     1,665,000      20       4,494             -           -      4,514
Ordinary shares ($12) issued to
 investors in October                     -        -       500,000       6       5,422             -           -      5,428
Ordinary shares ($12) issued upon
 IPO in October                           -        -     5,000,000      60      54,152             -           -     54,212
Employees' stock options                  -        -           -         -         251          (251)          -          -
Non-employees' stock options              -        -           -         -         367             -           -        367
Amortization of unearned
 compensation                             -        -           -         -           -           361           -        361
Net loss                                  -        -           -         -           -             -     (18,657)   (18,657)
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Balance as of December 31, 2001
 (Audited)                                -     $  -    25,104,913    $296    $100,103        $ (350)   $(30,716)   $69,333
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Amounts accumulated during the
 development stage
Ordinary Shares issued                    -        -    25,104,913     296      96,488             -           -     96,784
Dividend related to Preferred             -        -           -         -       1,664             -      (1,664)         -
Shares
Employees' stock options                  -        -           -         -       1,336        (1,336)          -          -
Non-employees' stock options              -        -           -         -         615             -           -        615
Amortization of unearned
 compensation                             -        -           -         -           -         1,066           -      1,066
Net loss                                  -        -           -         -           -             -     (34,802)   (34,802)
                                  -----------   -----   ----------    ----    --------        -------   ---------   --------
Balance as of March 31, 2002
 (Unaudited)                              -     $  -    25,104,913    $296    $100,103        $ (270)   $(36,466)   $63,663
                                  ===========   =====   ==========    ====    ========        =======   =========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                                        Given Imaging Ltd. and its Consolidated Subsidiaries
                                                     (A Development Stage Company)
                                                 Consolidated Statements of Cash Flows
                                               U.S. $ in thousands except per share data

                                                                                                                  Amounts
                                                            Three month period ended                            accumulated
                                                                   March 31,                   Year ended       during the
                                                         ------------------------------       December 31,      development
                                                            2002               2001               2001             stage
                                                         -----------        -----------        ---------        -----------
                                                         (Unaudited)        (Unaudited)        (Audited)        (Unaudited)
                                                         -----------        -----------        ---------        -----------

 Cash flows from operating activities:
 Net loss                                                  $ (5,750)          $ (2,673)         $(18,657)          $(34,802)

 Adjustments required to reconcile net loss to net cash used in operating activities:

 Depreciation and amortization                                   394               166             1,074              1,833
 Financing expenses on capital lease                               2                (3)               (4)                 5
 obligation
 Employees' stock options compensation                            80                86               361              1,066
 Non employees' stock options compensation                         -                 -               367                615
 Severance benefits, net                                          55                13                25                118
 Loss from sales of fixed assets                                   -                10                20                 21
 Increase in accounts receivable - trade                        (831)                -            (2,470)            (3,301)
 (Increase) decrease in accounts receivable                      (47)              134              (534)              (900)
 (Increase) in prepaid expenses                                   60               (40)             (984)            (1,089)
 (Increase) decrease in advances to suppliers                     (6)                7               259                 (6)
 Increase in inventory                                        (1,372)             (582)           (2,638)            (4,629)
 Increase in accounts payable                                  1,396               234             3,775              7,243
 Increase in deferred revenue                                    139                 -               193                332
 Increase in payable to related parties                           21                 -                15                 37
                                                           ---------         ---------         ---------          ---------
 Net cash used in operating activities                      $ (5,859)         $ (2,648)         $(19,198)          $(33,457)
                                                           ---------         ---------         ---------          ---------
 Cash flows from investing activities:
 Purchase of  fixed assets and other assets                 $ (1,610)         $   (950)         $ (4,955)          $ (9,286)
 Proceeds from sales of fixed assets                               -                 -                 7                 10
 Refund of deposit                                                 -                 -                 -                 11
 Deposit                                                           -               (55)              (57)              (115)
                                                           ---------         ---------         ---------          ---------
 Net cash used in investing activities                      $ (1,610)         $ (1,005)         $ (5,005)          $ (9,380)
                                                           ---------         ---------         ---------          ---------
 Cash flows from financing activities:
 Issue expenses                                             $      -          $   (155)         $      -           $      -
 Proceeds from loans received from
  parent company                                                   -                 -                 -                119
 Principal payments on loans to parent company                     -                 -                 -                (62)
 Principal payments on capital lease                             (12)              (14)              (56)              (148)
 obligation
 Proceeds from the issuance of Ordinary                            -                 -            64,187             68,079
 Shares
 Proceeds from the issuance of Series A
  preferred Shares                                                 -                 -                 -             28,648
                                                           ---------         ---------         ---------          ---------
 Net cash used in provided by financing
  activities                                                  $  (12)         $   (169)         $ 64,131           $ 96,636
                                                           ---------         ---------         ---------          ---------
 Effect of exchange rate changes on cash                      $  (51)         $    (12)         $    (58)          $   (101)
                                                           ---------         ---------         ---------          ---------
 Increase (decrease) in cash and cash
  equivalents                                               $ (7,532)         $ (3,834)         $ 39,870           $ 53,698
 Cash and cash equivalents at beginning
  of period                                                   61,230            21,360            21,360                  -
                                                           ---------         ---------         ---------          ---------
 Cash and cash equivalents at end of period                 $ 53,698          $ 17,526          $ 61,230           $ 53,698
                                                           =========         =========         =========          =========

The accompanying notes are an integral part of these consolidated financial statements.

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

                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                      (A Development Stage Company)
                             Consolidated Statements of Cash Flows (Cont'd)
                                U.S. $ in thousands except per share data

(a)  Non-cash transactions
                                                                                                                  Amounts
                                                            Three month period ended                            accumulated
                                                                   March 31,                   Year ended       during the
                                                         ------------------------------       December 31,      development
                                                            2002               2001               2001             stage
                                                         -----------        -----------        ---------        -----------
                                                         (Unaudited)        (Unaudited)        (Audited)        (Unaudited)
                                                         -----------        -----------        ---------        -----------


 Capital lease obligations                                         -               $ 3               $28             $  321
 Deemed dividend                                                   -               $ -               $ -             $1,664
                                                         ===========        ==========         =========        ===========



(b)  Supplementary cash flow information

                                                                                                                  Amounts
                                                             Three month period ended                           accumulated
                                                                   March 31,                   Year ended       during the
                                                         ------------------------------       December 31,      development
                                                            2002               2001               2001             stage
                                                         -----------        -----------        ---------        -----------
                                                         (Unaudited)        (Unaudited)        (Audited)        (Unaudited)
                                                         -----------        -----------        ---------        -----------
 Interest paid                                                   $ 3               $ 3               $12               $ 40
 Income taxes paid                                               $18               $11               $75               $125
                                                         ===========        ==========         =========        ===========

The accompanying notes are an integral part of these consolidated financial statements.

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              Given Imaging Ltd. And Its Consolidated Subsidiaries
                          (A Development Stage Company)
                 Notes To The Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Summary of Significant Accounting Policies

     A. Description of business

Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant research and development expenditures required to develop its product, the Company has generated losses each year since its inception.

On August 1, 2001, the U.S. Food and Drug Administration cleared the marketing in the United States of the Company's swallowable video capsule.

The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products. There can be no assurance that the Company will be able to maintain the high technological quality of its product or to continue to develop or market its new products effectively.

The Company devotes most of its efforts to activities such as acquiring equipment, recruiting and training personnel, developing markets and is currently in the early stages of production and sales development, therefore it is considered a development stage Company.

On March 6, 2002, the Company requested the withdrawal of the Registration Statement on Form F-1 filed by the Company with the Securities and Exchange Commission on January 28, 2002. The Company has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions. No securities have been sold pursuant to the Registration Statement.

     B. Basis of presentation

The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.